



PINNACLE™
ENTERTAINMENT

LUMIÈRE PLACE CASINO & HOTELS · RIVER CITY CASINO · L'auberge du lac CASINO RESORT · Belterra CASINO RESORT · BOOMTOWN CASINO ★ HOTEL · RIVER DOWNS

This invitation is not an offer to buy or the solicitation of an offer to sell any security of Pinnacle Entertainment, Inc., nor will there be any offer, sale or solicitation of any security in any jurisdiction in which such offer, sale or solicitation would be unlawful.

Pinnacle Entertainment, Inc. has filed a registration statement (including a prospectus) on Form S-3 (File No. 333-172884) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Pinnacle Entertainment, Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-877-764-8750.

GAMBLING PROBLEM? PLEASE CALL 800.522.4700

THE**OWNERS**CLUB

EXCLUSIVE EVENT



THE OWNER'S CLUB
STOCK PROGRAM

FRIDAY, AUGUST 26
BOOMTOWN CASINO NEW ORLEANS
THIBODEAUX BALLROOM • 6:30 PM

The moment you've been waiting for is here. You and a guest are invited to join us to receive information about the **Owner's Club Stock Program**!

Commemorate this momentous occasion with an evening of dinner, drinks and entertainment.

RSVP to Joe McManus
at **504.610.9481**.

